Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

June 18, 2012

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Re:            Simpson Manufacturing Co., Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 (filed February 28, 2012)

Form 10-Q for the fiscal Quarter Ended March 31, 2012 (filed May 8, 2012)

File No. 001-13429

Dear Mr. Decker:

Thank you for the comments in your letter of May 22, 2012.  Your comments are quoted below, followed in each case by our response.

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response

Where appropriate we have provided additional disclosures or other revisions for your review.  These revisions will be included in future filings, including interim filings.

Form 10-K for the year ended December 31, 2011

Employees and Labor Relations, page 10

2.                                       Please tell us and revise your future filings to disclose the status of the collective bargaining agreements that are set to expire during the first half of 2012.

Response

At the time of the filing of our report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”), the Company was in negotiations with two labor unions to modify and extend two separate collective bargaining agreements.  We believed the inability to complete the negotiations before the existing agreements expired would not have had a material adverse effect on the Company’s ability to provide products to its customers or on the Company’s profitability, as we have other nearby facilities from which we produce products. Currently, the contract with the tool and die craftsmen and maintenance workers has been extended from March 2012 to August 2012 as a new contract is being negotiated.  The new contract with the sheetmetal workers is currently being negotiated and is expected to be finalized in June 2012 or early July 2012.

Accordingly, for future disclosures when labor contracts could soon expire, we will include the status of the negotiations and the potential effect on the Company.  Using the 2011 10-K as an example, the disclosure would be presented in future filings as follows:

A significant number of the employees at two of SST’s facilities are represented by labor unions and are covered by collective bargaining agreements. SST’s facility in San Bernardino County, California, has two of SST’s collective bargaining agreements, one with the tool and die craftsmen and maintenance workers, and the other with the sheetmetal workers. These two contracts expire in March 2012 and June 2012, respectively. Negotiations to extend these two contracts are ongoing and are not likely to have a material adverse effect on the Company’s ability to provide products to its customers or on the Company’s profitability, even if new agreements are not reached before the existing agreements expire. SST’s facility in Stockton, California, is also a union facility with two collective bargaining agreements, covering its tool and die craftsmen and maintenance workers, and its sheetmetal workers. These two contracts will expire in July 2015 and September 2015, respectively. See “Item 1A – Risk Factors.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comparisons of the Years Ended December 31, 2011 and 2010, page 27

3.                                       Please revise to explain what types of transactions and/or activities are included in the column labeled “admin & all other” on page 27.

Response

The Admin & All Other columns primarily include transactions or expenses related to real estate activities (such as rental income and related depreciation expense on the lease of the Company’s Vacaville buildings), self-insured workers compensation claims of certain members of management, stock compensation for certain members of management, interest expense, foreign exchange gains or losses and income tax expense.  The lease started in September 2010 and has a 10-year term.

Accordingly, in the future we propose adding to the Overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations the following segment description:

The Admin & All Other column primarily includes expenses such as self-insured workers compensation claims for certain members of management, stock compensation for certain members of management, interest expense, foreign exchange gains or losses and income tax expense, as well as revenues and expenses related to real estate activities, such as rental income and depreciation expense on the Company’s facility in Vacaville, California, which the Company has leased to a third party for a 10-year term expiring in August 2020.

Quantify fluctuations by segment, page 27

4.                                       Please revise your MD&A to describe, with quantification, the business reasons for fluctuations in each of your income statement line items separately for each segment, including “Admin and All Other”. You have not provided an analysis of the fluctuations in research and development and other engineering expenses, selling expenses, or general and administrative expenses for each of your segments. Furthermore, your current discussion of gross profit focuses on results on a consolidated basis with a brief quantification of how each segment’s gross profit as a percentage of net sales fluctuated but does not describe the reasons why. It is unclear, for example, why gross profit in the North American segment increased from 46.2% to 48.8% while in the European segment, it decreased from 35% to 32.6%. It is also unclear why your North American segment was able to generate a much higher gross profit percentage during 2011 as compared to the European and Asia/Pacific segments.

Response

We evaluate fluctuations by segment and by consolidated results and disclose material changes. The North American segment has provided most of the revenues and expenses and has accounted for most of the fluctuations, as reported in the 2011 10-K.  Individually, the fluctuations in the Asia/Pacific and Admin and All Other segments have not generally been significant to the overall Company, and we do not comment on fluctuations that are not material to the consolidated results that are attributable to these segments.

In future filings, we will quantify and explain in the MD&A significant fluctuations as compared to the consolidated results by income statement line and by segment, when material.  We will also include in the MD&A management’s comments, when material, and attribute those to the acquisition and its segment when applicable.

Regarding your comments on gross profit, we will comment in future filings, as appropriate, on the reasons for differences in the gross profit percentages for North America and Europe.

Using the 2011 10-K as an example, these changes would appear in future filings as follows:

Gross Profit

Gross profit increased 10.9% to $270.8 million in 2011 from $244.1 million in 2010. As a percentage of net sales, gross profit increased from 44.0% in 2010 to 44.9% in 2011. The increase in gross margins was primarily due to increased absorption of fixed overhead, as a result of higher production volumes to meet higher demand. The Company continues to face uncertainty in the cost and availability of steel. If steel prices increase and the Company is not able to maintain its prices or increase them sufficiently, the Company’s margins could deteriorate.

As a percentage of net sales, gross profit in the North American segment increased from 46.2% in 2010 to 48.8% in 2011, primarily due to a sales mix with above-average margins.  In the European segment, however, gross profit decreased from 35.0% in 2010 to 32.6% in 2011, and in the Asia/Pacific segment gross profit decreased from 28.3% in 2010 to 7.0% in 2011, in both cases due to a sales mix with below-average margins. All segments benefited from the increased absorption of fixed overhead, as a result of higher production volumes to meet higher demand.

Research and Development and Other Engineering Expense

Research and development and other engineering expense increased 22.6% from $21.1 million in 2010 to $25.9 million in 2011.  The increase was primarily due to increased personnel costs of $1.9 million, including additional employees and a cost of living pay increase, increased cash profit sharing of $0.9 million resulting from higher operating profits, and increased professional services of $0.8 million mostly for an engineering services contract. Those changes attributable to the North American segment included personnel costs of $1.1 million, cash profit sharing of $0.9 million and professional fees of $0.7 million. Those changes attributable to the European segment included personnel costs of $0.8 million and professional fees of $0.4 million.

Selling Expense

Selling expense increased 16.2% from $63.3 million in 2010 to $73.6 million in 2011, including increased personnel costs of $4.9 million for additional employees and a cost of living pay increase, increased cash profit sharing and commissions of $2.7 million resulting from higher operating profits, increased promotional costs of $1.4 million mostly for additional printing and promotional activities, and increased equity-based compensation of $1.0 million due to meeting 2010 performance goals. Those changes attributable to the North American segment included personnel costs of $3.3 million, cash profit sharing and commissions of $2.5 million, promotional costs of $0.8 million and equity-based compensation of $0.8 million. Those changes attributable to the European segment included personnel costs of $1.1 million, cash profit sharing and commissions of $0.2 million and promotional costs of $0.6 million.

General and Administrative Expense

General and administrative expense increased 20.1% from $79.8 million in 2010 to $95.8 million in 2011, including increased professional and legal fees of $7.8 million primarily related to acquisitions and the defense and settlement of litigation, increased cash profit sharing of $3.2 million resulting from higher operating profits, increased personnel costs of $2.2 million mostly for additional employees and a cost of living pay increase, increased equity-based compensation of $1.3 million due to meeting 2010 performance goals, increased depreciation expense of $0.9 million for newly acquired assets, and increased impairment of available for sale assets of $0.7 million.

Those changes attributable to the North American segment included professional fees of $6.8 million, personnel costs of $2.2 million, depreciation expense of $1.0 million and impairment of available for sale assets of $1.1 million. Those changes attributable to the Admin & All Other segment included professional and legal fees of $1.6 million, cash profit sharing of $3.1 million and equity based compensation of $1.3 million.  These increases were partly offset by decreases in the European segment, including professional and legal fees of $0.7 million and impairment of available for sale assets of $0.4 million.

5.                                       We note that approximately 28% of your net sales are generated outside of the United States and that you have significant operations overseas. Please tell us how you considered that it was not necessary to discuss in MD&A the effects that changes in currency exchange rates had on your results of operations, your business practices and plans. Please refer to the SEC’s Financial Reporting Codification Section 501.09.b

Response

In future filings, we will report in the MD&A the effects of material changes in currency exchanges rates on the results of operations, business practices and plans. In 2011, for example, the net effect of fluctuations of currency exchange rates on revenues was favorable but had no material effect on operating income based on our analysis. The effects of foreign currency transactions on the Asia/Pacific segment are generally immaterial. Accordingly, in future filings we propose to include in the overview and net sales the following changes, using the 2011 10-K as an example:

Overview

The Company generally manufactures products and incurs costs locally.  Therefore, for each of the Company’s foreign operations the local currency is the functional currency and each foreign operation transacts primarily in its functional currency.  The Company does not currently plan to enter into foreign currency contracts to hedge its exposure to foreign exchange rates.

Net Sales

In 2011, net sales increased 8.6% to $603.4 million as compared to net sales of $555.5 million in 2010. Net sales in the North American segment increased 6.8% from $444.6 million in 2010 to $474.7 million in 2011, which accounted for 62.8% of the overall increase. The North American segment accounted for 78.7% of the Company’s total sales in 2011, a decrease from 80.0% in 2010. The increase in net sales in North America resulted from increases in both sales volume and price increases averaging 5.2%. In 2011, net sales increased throughout most of North America. The growth in the United States was strongest in the south/southeastern region. Sales to contractor and dealer distributors and lumber dealers increased. Net sales in the European segment increased 16.7% from $101.3 million in 2010 to $118.2 million in 2011, which accounted for 35.3% of the Company’s overall increase. Net sales in the European segment increased to 19.6% of the Company’s total net sales in 2011, from 18.2% in 2010. The increase in net sales in Europe resulted from an increase in sales volume, as average prices were flat, as well as favorable currency translations of approximately $5.6 million. Net sales in Asia and Australia, although relatively small, have increased as the Company has recently expanded its presence in the region. The increase in Admin and All Other is due to a full year of lease revenues on the building in Vacaville, California. Sales increased across most of the Company’s major product lines.

Critical Accounting Policies and Estimates, page 32

Goodwill Impairment Testing, page 33

6.                                       So that we may better understand how you perform your goodwill impairment testing, please describe for us:

•                  Your organizational structure;

•                  How you define your operating segments and components; and

•                  The components you aggregate into reporting units and how they meet the aggregation criteria.

Response

Our operating segments represent three geographic regions consisting of North America, Europe and Asia/Pacific.  Each operating segment is separately managed by an individual who reports directly to the Chief Executive Officer of Simpson Manufacturing Co., Inc. (the “Company”) who is also the chief operating decision maker for the Company.  Each segment manager is directly accountable to and maintains regular contact with our Chief Executive Officer to discuss operating activities, financial results, forecasts, and plans for the region.

Each operating segment is composed of components that are generally the individual countries where the Company conducts its operations. Each component constitutes a business with discrete financial information that is regularly reviewed by segment management. Individual countries typically market their products under local standards or measures based on local construction practices.  We have not aggregated any individual components into reporting units for purposes of goodwill impairment.

Liquidity and Sources of Capital, page 34

7.                                       You indicate on page 34 that you have $144 million of cash and cash equivalents held outside the United States and the majority of this cash is held in foreign currencies that could be subject to additional taxation if it were repatriated to the United States. Please revise to indicate, if true, that it is your intention to permanently reinvest these earnings into your foreign subsidiaries.

Response

In future filings, we will indicate our intention not to repatriate to the United States cash and cash equivalents held outside the United States.  Accordingly, we propose to include the following in the Liquidity and Source of Capital disclosure in future filings:

As of December 31, 2011, the Company’s investments consisted of only United States Treasury securities and money market funds aggregating $53.3 million. Cash collected by the Company’s United States subsidiaries is routinely transferred into cash management accounts, which typically do not have restrictions on withdrawals. As of December 31, 2011, the Company had $144.7 million or 67.7% of its cash and cash equivalents held outside the United States in accounts belonging to various Company foreign operating entities, including $56.5 million it used to purchase S&P Clever in January 2012. The majority of this balance is held in foreign currencies and could be subject to additional taxation if it were repatriated to the United States. The Company has no plans to repatriate cash and cash equivalents held outside the United States as it is expected to be used to fund future international growth and acquisitions.

8.                                       It appears that both your Hungen property in Germany and your facility in Ireland may be at risk for impairment. Please disclose the carrying value of these facilities so that investors are informed as to the maximum possible risk of future impairment associated with these facilities.

Response

In future filings, we will disclose the carrying value of the two facilities if we believe they are subject to a material impairment.  Accordingly, the two disclosures from the 2011 10-K would be presented in future filings as follows:

The Company is continuing to evaluate its alternatives for the operations at its facility in Ireland. The Company has not yet decided if or when it may relocate the current manufacturing operations, and in any case hopes to maintain research and development and limited operations at this location. The Company would record an impairment charge equal to the amount, if any, by which its carrying value exceeds its estimated net realizable value if this facility qualifies for held for sale accounting treatment or if its value is not recoverable as an in-use asset. At December 31, 2011, the facility had a carrying value of $2.7 million.

In 2013, the Company plans to relocate three of its German operations into a single facility. With the completion of the relocation, the Company will market the vacated Hungen, Germany, facility for sale. At that time, the Company will evaluate whether an impairment charge, equal to the amount, if any, by which the carrying value of the Hungen property exceeds its estimated net realizable value, should be recorded. At December 31, 2011, the facility had a carrying value of $0.9 million.

Consolidated Financial Statements

Note 9. Commitments and Contingencies, page 56

9.                                       Please revise to disclose the amount of damages that the plaintiffs in the legal proceedings described in your footnote are claiming against you, if known.

Response

None of the complaints in the litigation discussed alleges a specific amount of damages, and no party in any of the cases has submitted any discovery response or other pleading specifying the damages claimed against the Company.  Although a class of plaintiff homeowners was initially certified in Case 1, a motion to recertify that class has been opposed and is under submission, so that it is currently impossible to determine whether any of the cases will proceed as a class action.

In addition, the Court hearing Case 1 has recently requested briefing on whether it has jurisdiction to proceed at this time.  Management continues to believe that the litigation may not be resolved for an extended period of time.

Consequently, the amount of damages the plaintiffs are claiming is unknown and a revision to the disclosure is unnecessary.

Note 14. Segment Information, page 64

10.                                 Please revise to disclose revenues from external customers for each type of product or service or group of similar products and services. Please refer to ASC 280-10-50-40.

Response

The Company’s three segments all sell building material products. These materials are primarily used in new and repair in one of two types of construction; wood construction and concrete, masonry and asphalt construction.

Wood construction products include connectors, truss plates and fasteners and are used for connecting and strengthening wood-based construction. They are primarily used in the residential construction market.  Concrete, masonry and asphalt construction products include adhesives, mechanical anchors and powder-actuated pins, as well as concrete, masonry and asphalt restoration, protection or strengthening products, such as fiber-reinforced polymers, and used in industrial, commercial and infrastructure construction.

Additionally, the Company has other revenues consisting primarily of software sales and rent revenues, which represent less than 1% of our consolidated sales.

Accordingly, in future segment disclosures, sales by these types of product would be presented as follows, using the 2011 10-K as an example:

14.                                 Segment Information

The following table illustrates how the Company’s net sales are distributed by product as of December 31, 2011, 2010 and 2009

	2011	2010	2009
Wood construction	$536,131	$496,240	$471,012
Concrete, masonry and asphalt construction	66,031	56,591	52,438
Other	1,284	2,656	3,094
	$603,446	$555,487	$526,544

Wood construction products include connectors, truss plates and fasteners and are used for connecting and strengthening wood-based construction. They are primarily used in the residential construction market.  Concrete, masonry and asphalt construction products include adhesives, mechanical anchors and powder-actuated pins, as well as concrete, masonry and asphalt restoration, protection or strengthening products, such as fiber-reinforced polymers and are used in new industrial, commercial and infrastructure construction.

Form 10-Q for the Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Continuing Operations for the Three Months Ended March 31, 2012, Compared with the Three Months Ended March 31, 2011, page 19

11.                                 You recently acquired several businesses in late 2011 and early 2012. Please revise your MD&A to more clearly distinguish between fluctuations in your results of operations and financial condition that are directly attributable to the acquisitions as compared to your existing business before the acquisitions.

Response

In future filings, we will distinguish operating results and financial condition from acquisitions.  Accordingly, using the report on Form 10-Q for the first quarter of 2012 (the “Q1 10-Q”) as an example, future MD&A disclosure will be presented in the manner set forth in the example in the response to item 12 below.

Quantify fluctuations in MD&A, page 19

12.                                 Your current M&DA tends to quantify fluctuations in various lines items, such as operating expenses, without providing any substantive explanation as to the business reasons for the changes. For example, you indicate that research and development and engineering expense increased 53.5% during the quarter due primarily to an increase in professional fees of $2.4 million but you do not explain the reason for the higher professional fees. We note that in your April 27, 2012 conference call regarding your results for the first quarter of 2012, you provided specific details about the reasons for various fluctuations in your operating results that were not described in your MD&A, including a more specific business reason for the increase in professional fees. Please revise your MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in your operating results, financial condition, and liquidity during the periods presented. To the extent that there are multiple business reasons for a fluctuation, please separately describe and quantify each factor.

Response

In future filings, we will include in the MD&A additional explanation of significant fluctuations.  As an example, the relevant part of the MD&A in the Q1 10-Q could have been revised to read as follows:

Net sales increased 19.8% from $132.5 million in the first quarter of 2011 to $158.7 million in the first quarter of 2012. The increase in net sales resulted from increases in both sales volume and average prices, as average prices increased 2.7% as compared to the first quarter of 2011. Net sales from businesses acquired in 2011 and 2012 totaled $4.9 million for the quarter.  The Company had income, net of tax, of $7.2 million for the first quarter of 2012 compared to income, net of tax, of $7.1 million for the first quarter of 2011. Diluted income, net of tax, per common share was $0.15 for the first quarter of 2012 compared to diluted income, net of tax, of $0.14 per common share for the first quarter of 2011. Foreign currency translation had a negligible effect on net sales during the quarter.

In the first quarter of 2012, net sales increased throughout North America due in part to a mild winter and, in Europe, due to the recent European acquisition. Net sales increases were above average in all regions of the United States, except for California, as compared to the first quarter of 2011.  Net sales to all distribution channels increased, with above-average increases in sales to contractor distributors and lumber dealers. The net sales increase was broad-based across most of the Company’s major product lines as compared to the first quarter of 2011.

Gross margins increased slightly from 43.0% in the first quarter of 2011 to 43.7% in the first quarter of 2012, as increased sales allowed for better utilization of mostly fixed warehousing and shipping costs.  Material and labor costs increased as a percentage of sales primarily due to $0.8 million in inventory step-up costs for the recent European acquisition. This increase was partly offset by a lower proportion of fixed overhead costs to total costs due to increased sales volume, which allowed for increased absorption of fixed costs, although there was $0.5 million in tooling expense for the recent North American acquisition recorded in factory overhead costs.

Research and development and engineering expense increased 53.5% from $6.0 million in the first quarter of 2011 to $9.2 million in the first quarter of 2012, mostly attributable to the North American segment.  The increase in research and development expense included an increase in professional fees of $2.4 million, comprising truss software development costs of $1.2 million and an engineering services contract for $1.0 million, and personnel costs of $0.3 million resulting from the addition of employees and a cost of living pay increase. Selling expense increased 19.7% from $17.1 million in the first quarter of 2011 to $20.4 million in the first quarter of 2012, mostly attributable to the North American segment. The increase comprised increased personnel costs of $1.5 million due to increased commission expense, the addition of employees and a cost of living pay increase, increased promotional costs of $0.6 million due to increased printing and trade show expenses, increased equity-based compensation of $0.5 million for meeting 2011 operating profit goals, and increased cash profit sharing of $0.4 million due to higher profits. General and administrative expense increased 21.4% from $21.6 million in the first quarter of 2011 to $26.2 million in the first quarter of 2012. Except where otherwise described the increases are mostly attributable to the North American segment. Personnel costs increased $1.2 million primarily due to the recent European acquisition, the addition of employees and a cost of living pay increase.  Depreciation expense and intangible amortization expense each increased $0.8 million primarily due to recent North American and European acquisitions. The remaining increases in general and administrative expenses included increases in equity-based compensation of $0.5 million for meeting 2011 operating profit goals, professional and legal fees of $0.5 million primarily due to the recent European acquisition, and an impairment of $0.5 million associated with the sale of a facility in the first quarter of 2012.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings,

•                  Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and

•                  the Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9216 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Brian Magstadt

Brian Magstadt
Chief Financial Officer